Megan Sweeney
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

April 26, 2022

Dear Fellow Comcast Shareholder,

Following the murder of George Floyd by police and ensuing protests in 2020, Comcast Corporation (“Comcast” or the “Company”) CEO Brian Roberts expressed “outrage over the far too familiar and frequent acts of violence against the Black community” and acknowledged the role played by structural racism.1 Comcast pledged to spend $100 million to groups “working to eradicate injustice and inequity” such as the Equal Justice Initiative and NAACP. Comcast also announced it would “accelerate” its diversity, equity and inclusion (“DE&I”) efforts.2

At Comcast’s annual shareholder meeting on June 1, 2022, shareholders can send the message that Comcast must take concrete action, beyond DE&I initiatives and philanthropy, to address racial inequities. Proposal #5 on Comcast’s proxy card, “Shareholder Proposal to Perform Independent Racial Equity Audit” (the “Proposal”), asks Comcast to move beyond DE&I and philanthropy to analyze the full range of adverse racial impacts caused by Comcast’s business and operations. Doing so would allow Comcast to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. The Proposal states:

RESOLVED that shareholders of Comcast Corporation (“Comcast”) urge the Board of Directors to oversee an independent racial equity audit analyzing Comcast’s adverse impacts on nonwhite stakeholders and communities of color. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on Comcast’s website.

Societal expectations regarding companies’ obligations around race are shifting: Polling by JUST Capital found that 75-85% of Americans believe that companies should not only speak out against racism, but should also “be taking concrete steps to create a more equitable future going forward.”3 The leaders of JUST, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”4

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1 https://corporate.comcast.com/commitment

2 https://www.cnbc.com/2020/06/08/comcast-commits-100-million-to-fight-injustice-and-inequality.html

3 https://www.fsg.org/blog/ceo-blueprint-racial-equity

4 https://www.fsg.org/blog/ceo-blueprint-racial-equity

2

This is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.5 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said in 2020, “is a yoke that drags on the American economy.”6

A racial equity audit would help Comcast identify and analyze the racial impacts of its business activities. For example, Comcast was sued for racial discrimination for not carrying channels owned by Byron Allen, who is Black. The Company appealed a ruling against it to the Supreme Court, successfully arguing that race must be the “but-for” cause of a discriminatory act in order for a plaintiff to recover, rather than one factor, prompting Martin Luther King’s daughter to accuse Comcast of trying to “dismantle” the civil rights law on which the suit was based.7 The NAACP held a virtual town hall with then-presidential candidates Cory Booker and Kamala Harris to discuss the case prior to the Court’s opinion being issued.8 The Court’s ruling in Comcast’s favor had the impact of making it more difficult for future plaintiffs to succeed on discrimination claims.9

A racial equity audit would also allow Comcast to identify damaging practices outside its own employment and business activities. For instance, police foundations buy equipment for police departments, including surveillance technology that has been used to target communities of color and nonviolent protestors.10 They also operate outside of democratic decision making and oversight processes.11 Comcast’s foundation has supported the Philadelphia Police Foundation (“PPF”),12 and Comcast’s Vice President of Production sat on the PPF’s board as of 2019, the most recent data available.13 (PPD scrubbed its website of donor information after it came under scrutiny during the 2020 protests.14)

Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”15

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5 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

6 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

7 https://www.insider.com/mlk-daughter-slams-comcast-over-racial-discrimination-suit-2019-11

8 https://lasentinel.net/naacp-hosted-tele-town-hall-featuring-sen-cory-booker-and-sen-kamala-harris-on-comcast-attack-on-civil-rights.html; https://www.hollywoodreporter.com/business/business-news/comcast-scrutinized-racial-bias-hearing-at-supreme-court-1257307/

9 https://www.cnbc.com/2020/03/23/supreme-court-hands-win-to-comcast-in-racial-discrimination-suit.html

10 https://www.ajc.com/news/12k-cameras-give-atlanta-police-broader-window-city/P9aPd6ApEP4vezte0ZiTcO/

11 https://nonprofitquarterly.org/police-foundations-militarizing-communities-with-corporate-backing/

12 https://phillypolicefoundation.org/comcast-spectacor-foundation-donates-10k/

13 https://web.archive.org/web/20191213204651/https://phillypolicefoundation.org/about/

14 https://littlesis.org/oligrapher/5138-philly-police-foundation-corporate-backers

15 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Comcast’s proxy statement.

3

Comcast’s political activities suggest that a racial equity audit would be useful. In the 2020 election cycle, Comcast’s political action committee gave $755,000 to members of Congress who objected to certifying the election results.16 Because votes in places like Philadelphia, Detroit and Atlanta with large Black populations were targeted by the election nullification effort,17 support for it suggested a refusal to respect or abide by the voting decisions of non-white communities. As one account put it, “Now, as Trump and his supporters continue to lob unsupported claims of voting irregularities and fraud [in those places], they appear to be reviving a tradition of Black voter exclusion in the United States.”18 Although Comcast paused such donations after the insurrection, it belongs to the U.S. Chamber of Commerce, which continues to donate.19

Comcast’s Statement in Opposition to the Proposal focuses on DE&I initiatives and philanthropic efforts. Comcast should identify the full range of harms caused by its activities and analyze the steps it can take to counter the structural racism its CEO has decried.

For the reasons discussed above, we urge you to vote FOR Proposal 5 on Comcast’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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16 https://edition.cnn.com/interactive/2021/01/business/corporate-pac-suspensions

17 See https://www.nbcnews.com/news/nbcblk/how-trump-s-legal-battles-overturn-election-undermine-black-vote-n1248866; https://www.bridgemi.com/michigan-government/michigans-results-official-harm-done-black-voters-may-linger

18 https://www.nbcnews.com/news/nbcblk/how-trump-s-legal-battles-overturn-election-undermine-black-vote-n1248866

19 https://update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2021/06/Trade-Associations-and-Other-501c6-and-501c4-Organization-Disclosure.pdf; see also https://www.fec.gov/data/committee/C00082040/?tab=spending

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Comcast’s proxy statement.